Free Writing Prospectus (To the Preliminary Prospectus Supplement dated November 14, 2012)	Filed pursuant to Rule 433 Registration Statement No. 333-180020

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated November 14, 2012

$1,500,000,000

5.625% Fixed-to-Floating Rate Junior Subordinated Notes due 2043

Issuer:	Prudential Financial, Inc.

Securities:	5.625% Fixed-to-Floating Rate Junior Subordinated Notes due 2043

Principal Amount:	$1,500,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	June 15, 2043

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	5.625%, accruing from and including November 19, 2012 to but excluding June 15, 2023, payable semi-annually in arrears on each June 15 and December 15 commencing June 15, 2013 and ending June 15, 2023.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 3.920%, accruing from and including June 15, 2023, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 2023.

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after June 15, 2023 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to June 15, 2023, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or rating agency event, the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the present value of a principal payment on June 15, 2023 and scheduled payments of interest that would have accrued from the redemption date to June 15, 2023 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the treasury rate plus 50 basis points, in each case, plus any accrued and unpaid interest to but excluding the redemption date or (ii) in the case of a regulatory capital event, 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest to but excluding the redemption date.

Offering Price:	99.994%

Proceeds (after underwriting discount and before expenses) to the Issuer:	$1,484,910,000 (98.994% of principal amount)

Pricing Date:	November 14, 2012

Settlement Date:	November 19, 2012 (T+3)

CUSIP/ISIN:	744320 AM4/US744320AM42

Anticipated Security Ratings*:	Moody’s: Baa3 Standard & Poor’s: BBB+

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited U.S. Bancorp Investments, Inc.

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Loop Capital Markets LLC Muriel Siebert & Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*	The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603 5847, by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221 1037, by calling Deutsche Bank Securities Inc. toll-free at (800) 503 4611, by calling J.P. Morgan Securities LLC at (212) 834 4533, by calling Morgan Stanley & Co. LLC toll-free at (866) 718 1649 or by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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